UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67533

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LockeBridge Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Van de Graaff Drive, Ste 201
(No. and Street)

Burlington (City) MA (State) 01803 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Waxler (Name) 978-764-0727 (Area Code – Telephone Number) swaxler@lockebridge.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

1928 Jackson Lane (Address) China Spring (City) TX (State) 76633 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Scott Waxler</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>LockeBridge Partners, Inc.</u>, as of <u>December 31</u>, 2 <u>021</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SALLY W. EASTMAN
Notary Public, Commonwealth of Massachusetts
My Commission Expires July 18, 2025

Notary Public



Signature: _Scott Walxer_

Title: **Managing Partner**

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☒ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 1 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, c a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), applicable.*

LockeBridge Partners, Inc.

**Financial Statements
And Supplemental Information**

For the Year Ended December 31, 2021

LOCKEBRIDGE PARTNERS, INC.

CONTENTS

Report of Independent Registered Public Accounting Firm   **4**

Financial Statements
Statement of Financial Condition   **5**

Notes to Financial Statements   **6-7**
 Supplemental Information

LockeBridge Partners, Inc.

Independent Auditor's Opinion

For the Year-ended December 31, 2021



TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of LockeBridge Partners, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of LockeBridge Partners, Inc. (the "Company") as of December 31, 2021, and the related statements of operations, stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 10, 2022

We have served as the LockeBridge Partners, Inc.'s auditor since 2020.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

LockeBridge Partners, Inc.

Statement of Financial Condition

December 31, 2021

ASSETS		
Cash	$	21,660
CRD Account		213
TOTAL ASSETS		**21,872**
LIABILITIES & STOCKHOLDER'S EQUITY		
Liabilities		
Accrued Expenses		3,361
Total Liabilities		**3,361**
Stockholder's Equity		
Common Stock		20
$.01 par value, 2,000 shares authorized, issued and outstanding		
Additional Paid In Capital		172,985
Retained Earnings		-139,152
Net Income		-15,341
Total Stockholder's Equity		**18,512**
TOTAL LIABILITIES & EQUITY	$	**21,872**

The accompanying notes are an integral part of these financial statements

LOCKEBRIDGE PARTNERS, INC.
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2021

1. **Nature of Operations**
   LockeBridge Partners, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the SPIC and the Financial Industry Regulatory Authority, Inc (FINRA). The Company engages in capital raising, brokering the sale and purchase of businesses and business consulting services.

2. **Summary of Significant Accounting Policies**
   Basis of Presentation and Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
   Subsequent Events
   Management has evaluated subsequent events through February 10, 2022 which is the date these financial statements were available to be issued. There have been no material subsequent events that would require disclosure or would be required to be recognized in the financial statements as of December 31, 2021.
   Cash
   Cash includes cash held with a financial institution and with a central registration depository ("CRD") account with FINRA.
   Revenue Recognition
   The Company enters into contracts with customers calling for consulting fees and commissions to be paid according to specific payment terms, as defined. The Company, upon commencement of generating revenue, will recognize such revenue under ASC Topic 606, Revenue from Contracts with Customers. To determine the amount and timing of revenue recognition, the Company will (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation. Specifically, the Company recognizes revenue from retainers and engagement fees on a percent completion basis and contingent success-based fees are recognized upon payment. There were no customers in 2021 and so no revenue was recognized.
   Income Taxes
   The Company has elected to be treated as an S Corporation for both federal and state tax purposes whereby the stockholder reports all income and losses in his individual tax return. Accordingly, the accompanying financial statement reflect no provision for income taxes. The Company's income tax returns are subject to examination by taxing authorities, generally for three years after they were filed.

3. **Subordinated Liabilities**
   The Company did not have any subordinated liabilities at any time during the year ended December 31, 2021.

LOCKEBRIDGE PARTNERS, INC.
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2021

4. **Net Capital Requirements**

   As a broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $18,512 which was $13,512 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1 as of December 31, 2021.

5. **Related Party Transactions**

   The Company is collocated with a sister entity, LockeBridge, LLC (the "LLC"). Under a Management Services Agreement ("MSA") dated July 1, 2018 the LLC provides certain services to the relating to the use of its facilities. These amounts are monthly and are subject to periodic review. During the year ended December 31, 2021 the Company paid $2,400 to the LLC classified as rental expense in the statement of operations.

6. **Guarantees, Contingencies and Commitments**

   The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments.